245 Summer Street

Fidelity® Investments

Boston, MA 02210

May 16, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Summer Street Trust (the trust): File Nos. 002-58542 and 811-02737
Fidelity Climate Action Fund
Fidelity Sustainable U.S. Equity Fund

Fidelity Water Sustainability Fund (the fund(s))

Post-Effective Amendment No. 207

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 207 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of the last applicable Registration Statement.

This filing incorporates changes to add a new principal investment strategy and exclusion criteria for existing active sustainable funds, and to reflect a name change for Fidelity Sustainability U.S. Equity Fund (currently known as Fidelity Sustainable U.S. Equity Fund).  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of July 30, 2022.  We request your comments by June 15, 2022.  Please note that certain charts and tabular information will be included in the applicable Prospectus(es) and Statement(s) of Additional Information in a subsequent amendment to the trust’s Registration Statement.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller Renée Fuller Legal Product Group